

September 13, 2006

Via U.S. Mail

Mr. Ismael Hernández Amor
P.M.I. Holdings North America, Inc.
909 Fannin, Suite 3200
Houston, Texas 77010

>   **Re:** **Pemex Project Funding Master Trust**
>   **Registration Statement on Form F-4**
>   **Filed August 16, 2006**
>   **File No. 333-136674**
>
>   **Mexican Petroleum**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed June 30, 2006**
>   **File No. 0-00099**

Dear Mr. Amor:

We have limited our review of the above filings to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

General

1.   It appears that you may intend to register the new notes in reliance on the staff's position enunciated in <u>Exxon Capital Holdings Corporation</u>, SEC no-action letter (available April 13, 1989); <u>Morgan Stanley & Co. Incorporated</u>, SEC no-action

letter (available June 5, 1991) regarding resales; and <u>Shearman & Sterling</u>, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers. If so, disclose this reliance and provide us with a supplemental letter:

- stating that the issuer is registering the exchange offer in reliance upon these letters, and

- including statements and representations substantially in the form set forth in the <u>Morgan Stanley</u> and <u>Shearman & Sterling</u> no-action letters.

We may comment further upon reviewing your response.

<u>Mexican Petroleum</u>

<u>Form 20-F for the Fiscal Year Ended December 31, 2005</u>

<u>Controls and Procedures, page 171</u>

2.   Please substantially revise your disclosure in this section to provide a more detailed explanation of the ineffectiveness of your disclosure controls and procedures. For example:

- Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.

- Clearly describe the problems the officers identified as a result of their review.

- Identify the date when each problem arose and the person who identified the problem.

- Further describe the steps you took and are taking to remediate the situation. Ensure that this discussion specifies in sufficient detail the nature of any changes. Also, explain how the changes were intended to resolve the identified problems.

- State whether the company believes that the problems still exist at the end of the period covered by the report.

We may issue further comments after reviewing your response.

3.   We note your disclosure that "except as described above, there have been no changes in our internal control over financial reporting…." Revise to state clearly, if true, that there <u>were</u> changes in your internal control over financial reporting that occurred during 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

4.   We note your statement that "[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

<u>Closing Comments</u>

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn
T. Levenberg

via facsimile
Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
(212) 225-3999